SEC FILE NUMBER: 1-10767

CUSIP NUMBER: 761286128 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
RETAIL VENTURES, INC.

Full Name of Registrant

Former Name if Applicable

4150 E. Fifth Avenue

Address of Principal Executive Office (Street and Number)
Columbus, Ohio 43219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In January 2009, Retail Ventures, Inc. (RVI) disclosed that its subsidiary Filene’s Basement, Inc. (Filene’s Basement) had determined to close 11 underperforming stores and its plan to seek to aggressively renegotiate certain of the remaining 25 operating store leases in addition to leases for the Filene’s Basement Corporate Office and warehouse. Filene’s Basement’s final determination to close these 11 underperforming stores was due to the continued negative outlook for the United States retail segment generally and Filene’s Basement in particular. The performance of Filene’s Basement has continued to deteriorate significantly since that time, and RVI has concluded that renegotiation of the remaining leases is not likely to lead to sustainable operations for Filene’s Basement. RVI continues to pursue its alternatives to address the challenges RVI faces as a result of the ongoing liquidity issues at Filene’s Basement.
As a result of developments at Filene’s Basement, the net assets of Filene’s Basement will be classified as held for sale (and therefore as a discontinued operation) for the fiscal year ended January 31, 2009. Following this determination, RVI is required to present the financial results for Filene’s Basement as discontinued operations in its consolidated financial statements for the three fiscal years 2008, 2007 and 2006. RVI believes that additional time for preparation of its Form 10-K is necessary to enable the completion of the financial and other disclosures regarding continuing developments related to Filene’s Basement, RVI’s pursuit of its alternatives relating thereto and the present and potential future impact of these events on RVI’s business, financial condition and results of operations. RVI was not able to eliminate the foregoing reasons causing its inability to timely file without unreasonable effort or expense. RVI anticipates that it will be able to file its completed Form 10-K not later than May 1, 2009.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James A. McGrady	614	238-4148
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, as a result of developments at RVI’s wholly-owned subsidiary Filene’s Basement, the net assets of Filene’s Basement will be classified as held for sale (and therefore as a discontinued operation) for the fiscal year ended January 31, 2009. RVI will reflect the financial results for Filene’s Basement as discontinued operations in RVI’s consolidated financial statements for all periods presented.

Retail Ventures, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 16, 2009	By:	/s/ James A. McGrady

James A. McGrady, Executive Vice President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary